August 6, 2007	David B. Dean 612.977.8794 ddean@briggs.com

Ms. Jennifer R. Hardy

Legal Branch Chief

Securities and Exchange Commission

Station Place

101 F Street NE

Washington, DC 20549-7010

Re:	CapSource Financial, Inc.

Pre-effective Amendment 4 to Registration Statement on Form SB-2 Filed July 26, 2007

File No. 333-137829

Amendment 1 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 filed July 26, 2007

File No. 1-31730

Dear Ms. Hardy:

Please accept the following responses on behalf of CapSource Financial, Inc. (the “Company”) to your comments received by letter dated August 3, 2007 with respect to Pre-effective Amendment 4 to Registration Statement No. 333-137829 on Form SB-2 filed by the Company on July 26, 2007 and Amendment No. 1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed July 26, 2007 and subsequent Exchange Act Reports File No. 1-31730. The responses are provided in sequentially numbered paragraphs corresponding to the paragraphs in your letter. We have included the original paragraphs of your letter in regular typeface for your convenience. Our responses are in italics. Any page references are to pages in Amendment No. 5 to Form SB-2, which is hereby filed with the delivery of this letter.

SB-2/A4

Experts, page 25

1.

Disclosure that Rider Bennett LLP passed upon the validity of the shares being offered is inconsistent with disclosure in the legality opinion filed as exhibit 5.1 that Briggs and Morgan, P.A. passed upon the validity of the shares being offered. Please reconcile the disclosures.

Ms. Jennifer R. Hardy

August 6, 2007

Response to No 1: We have corrected the reference to Briggs and Morgan, P.A. on page 26.

Note (9). Accounts Payable and Accrued Expenses, page F-29

2.

We have read your response to comments 7(2) and 7(3) in our May 4, 2007 letter. You state that you purchase the majority of your new trailer inventory from Hyundai Translead under non-interest bearing credit terms allowing payment of the corresponding accounts payable over extended periods. However, we note that neither note 9 nor note 8 discloses:

•	that the trade payables due to Hyundai Translead are not secured by inventory (as stated in your April 20, 2007 letter).
•	the nature of the remaining accounts payable not related to the floor plan arrangement.

Please revise the SB-2 and amend the 10-KSB.

3.

We also note from your response to comment 16(2) in your April 20, 2007 letter that the trade payable terms allow up to $1,000,000 of open trade payables with payment terms of 45 days. Please revise the SB-2 and amend the 10-KSB to explain how the outstanding balance of $8,745,911 as of December 31, 2006 is in accord with this apparent $1,000,000 cap. Rather, consider disclosing the specific number of days of the payment period as a reader may not equate one and one half months to an “extended period.”.

Response to No. 2 and No. 3: We have modified Note 8 to clarify that the floor plan credit lines are through independent finance companies. We have modified Note 9 to disclose that the trade payables due to Hyundai Translead are not secured by inventory. In addition, in response to your comment No. 3, we have included information to clarify that Hyundai Translead has granted the Company payment terms of a minimum of 45 days on open trade payables, but that in certain situations the Company is allowed to extend payment beyond 45 days. We are not disclosing the $1,000,000 limit on “normal” payables to Hyundai Translead because such disclosure may be confusing, since the majority of the trade payables to Hyundai Translead exceed 45 days due to the exception granted by Hyundai Translead as noted in the previous sentence. We also have included additional information in Note 9 to clarify the nature of the remaining accounts payable.

Ms. Jennifer R. Hardy

August 6, 2007

Closing

We hereby file amendments to the SB-2 and Form 10-KSB for the year ended December 31, 2006, in response to your the comments. Under separate cover, we will provide us three marked courtesy copies of the amendments. All supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments is also included.

Very truly yours,

/s/ David B. Dean

David B. Dean

DBD/vh

cc:	Mr. Steven Reichert

Vice President, General Counsel

CapSource Financial, Inc.

1729 Donegal Drive

Woodbury, MN 55125